Exhibit 3.1

CERTIFICATE OF DESIGNATION
OF
SERIES A-1 CONVERTIBLE PREFERRED STOCK
(PAR VALUE $0.01 PER SHARE)
OF
IMMUNOMEDICS, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

It is hereby certified that:

1.                                      The name of the corporation is Immunomedics, Inc., a Delaware corporation (the “Corporation”).

2.                                      The Amended and Restated Certificate of Incorporation of the Corporation authorizes the issuance of ten million (10,000,000) shares of preferred stock with a par value of $0.01 per share each and expressly vests in the board of directors (the “Board”) of the Corporation the authority provided therein to issue any or all of said shares remaining undesignated in one or more series by resolution or resolutions.

3.                                      The Board, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions, at a meeting of the Board held on May 4, 2017.

RESOLUTIONS OF THE BOARD OF DIRECTORS OF IMMUNOMEDICS, INC.

WHEREAS, in the judgment of the board of directors (the “Board”) of Immunomedics, Inc., a Delaware corporation (the “Corporation”), it is advisable and in the best interests of the Corporation to establish a series of preferred stock designated as “Series A-1 Convertible Preferred Stock,” the number of shares of which shall be 1,000,000.

NOW THEREFORE, BE IT RESOLVED, that pursuant to Article IV of the Corporation’s Amended and Restated Certificate of Incorporation, the Board hereby establishes a series of preferred stock of the Corporation designated as “Series A-1 Convertible Preferred Stock” (the “Series A-1 Preferred”) and the number of shares constituting such series shall be 1,000,000 with the following voting powers, designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions:

1.                                      Voting Rights.

(a)                                 Except as otherwise required by law or expressly provided herein, each share of Series A-1 Preferred shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation and to have the number of votes equal to the number (rounded down to the nearest whole share) of shares of common stock of the Corporation, par value $0.01 per share (the “Common Stock”), into which such share of Series A-1 Preferred is then convertible (without regard to whether the Corporation has sufficient authorized but otherwise unissued or unreserved shares of Common Stock to permit such conversion) pursuant to the provisions hereof at the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of stockholders becomes effective.  Except as otherwise required by law or expressly provided below or in the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the holders of shares of Common Stock and Series A-1 Preferred shall vote together and not as separate classes on any matter presented to the stockholders of the Corporation.

(b)                                 For so long as any shares of Series A-1 Preferred remain outstanding, unless a greater percentage shall be required by law, the affirmative vote or consent of the holders representing a majority of the outstanding shares of Series A-1 Preferred, in person or by proxy, at an annual meeting of the stockholders of the Corporation or at a special meeting called for such purpose, or by written consent in lieu of such meeting, shall be required to alter, repeal or amend, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of the Amended and Restated Certificate of Incorporation of the Corporation, this Certificate of Designation establishing the Series A-1 Preferred (this “Certificate”), or the Second Amended and Restated By-Laws of the Corporation, as

amended, if the alteration, repeal or amendment would (i) amend, alter or affect this Certificate or any right or preference of the Series A-1 Preferred or (ii) disproportionately and adversely affect the holders of Series A-1 Preferred as compared to the holders of Common Stock generally.

2.                                      Liquidation Rights.  If the Corporation shall be voluntarily or involuntarily liquidated, dissolved or wound up, including (x) the sale of all or substantially all of the assets of the Corporation or (y) the merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (i) the surviving or resulting corporation; or (ii) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, then the net assets of the Corporation available for distribution shall be distributed pro rata to the holders of Common Stock and Series A-1 Preferred (being treated as if converted into Common Stock without regard to whether the Corporation has sufficient authorized but otherwise unissued or unreserved shares of Common Stock to permit such conversion) in proportion to the number of shares of Common Stock held or deemed to be held by all holders.

3.                                      Conversion; Redemption; Additional Dividend.

(a)                                 Terms of Conversion.

(i)                                     Automatic Conversion.  As used herein, “Preferred Conversion Event” means the approval by the Corporation’s stockholders, and subsequent filing by the Corporation with the Secretary of State of the State of Delaware, of an amendment to the Corporation’s Certificate of Incorporation to increase the number of the Corporation’s authorized shares of Common Stock by an aggregate number of shares of Common Stock in a sufficient amount to enable conversion of all outstanding shares of Series A-1 Preferred into shares of Common Stock at the then effective Conversion Price (the “Charter Amendment”) and the effectiveness of the Charter Amendment (collectively, the “Charter Approval”); provided, however, notwithstanding the foregoing, in the event that the Corporation has not received the upfront payment (the “Upfront Payment”) contemplated by Section 8.1 of the Development and License Agreement, dated February 10, 2017, by and between the Corporation and Seattle Genetics, Inc. (the “License Agreement”) and such License Agreement has not yet been terminated, then, subject to the optional conversion right provided to holders of Series A-1 Preferred set forth in Section 3(a)(ii) below, the effective date of such Preferred Conversion Event shall be extended until the date that such License Agreement is terminated, or if the Corporation has received the Upfront Payment, then no such Preferred Conversion Event shall occur and such shares of Series A-1 Preferred shall be redeemed in accordance with Section 3(c) hereof.  Upon the occurrence of the Preferred Conversion Event and subject to prior payment in cash of any accrued and unpaid Additional Dividend, each share of Series A-1 Preferred shall be automatically converted, without cost, on the terms of this Section 3, into such number of fully paid and nonassessable shares of Common Stock as is equal to the quotient of (A) the Original Issue Price for the Series A-1 Preferred divided by (B) the Conversion Price for the Series A-1 Preferred in effect at the time of conversion.  The Original Issue Price per each share of Series A-1 Preferred shall equal $125.00 (the “Original Issue Price”), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred.  The “Conversion Price” for the Series A-1 Preferred means $5.41, which initial Conversion Price, and the rate at which shares of Series A-1 Preferred may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Designation.

(ii)                                  Optional Conversion.  So long as Charter Approval has occurred, and notwithstanding whether the License Agreement has been terminated or the Corporation has received the Upfront Payment, each share of Series A-1 Preferred shall be convertible at the option of the holder thereof without payment of additional consideration but subject to payment of any accrued and unpaid Additional Dividend, at any time and from time to time on or after January 1, 2018, into the number of fully paid and nonassessable shares of Common Stock as is determined by dividing (A) the Original Issue Price for the Series A-1 Preferred by (B) the Conversion Price in effect at the time of conversion.

(b)                                 Failure to Increase Authorized Common Stock.  In the event that, as of August 31, 2017, the Charter Approval has not occurred, during the period beginning on such date until such date as the Charter Approval occurs:

(i)                                     a cash dividend (“Additional Dividend”) shall accrue on each share of Series A-1 Preferred at a rate per annum equal to 1.00% of the Original Issue Price, with the rate of accrual to increase by an additional 1.00% for each month following August 31, 2017 during which the Preferred Conversion Event has not occurred; provided, however, that at no time shall the Additional Dividend exceed 8.00% per annum.  Any Additional Dividend payable pursuant to the terms hereof shall apply on a pro rated basis for any portion of a month in which a share of Series A-1 Preferred remains outstanding.  All pro rated calculations made pursuant to this paragraph shall be based upon the actual number of days in such pro rated month. The Additional Dividend shall be payable in cash by the Corporation quarterly in arrears on March 31, June 30, September 30 and December 31 of each year to the holders of record of such shares;

(ii)                                  with respect to the Additional Dividend payments set forth in Section 3(b)(i):

(A)                               the holders of record entitled to each such payment shall be determined on the 15th day of the month during which such payment occurs; and

(B)                               in the event the Charter Approval occurs on a day on which there is any accrued and unpaid Additional Dividend, all such accrued and unpaid Additional Dividend shall be payable immediately prior to the conversion of the Series A-1 Preferred as set forth in Section 3(a).

(c)                                  Redemption.

(i)                                     On or prior to the tenth (10th) business day following the receipt by the Corporation of the Upfront Payment, the Corporation shall redeem (the “Redemption”) from each holder of shares of Series A-1 Preferred, in cash, all of such holder’s outstanding shares of Series A-1 Preferred at a redemption price per share equal to the Original Issue Price plus any accrued and unpaid dividends, including any Additional Dividend, plus the Redemption Premium (as defined in Section 3(c)(ii)) (the “Redemption Price”).  The Corporation shall send written notice of the Redemption (the “Redemption Notice”) to each holder of record of Series A-1 Preferred not less than ten (10) days prior to the date of such redemption (the “Redemption Date”), which Redemption must occur and be effective no later than ten (10) business days following the Corporation’s receipt of the Upfront Payment.  On or before the Redemption Date, and subject to the optional conversion right provided to holders of Series A-1 Preferred pursuant to Section 3(a)(ii) above, each holder of shares of Series A-1 Preferred to be redeemed on the Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the

Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.  If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price payable upon redemption of the shares of Series A-1 Preferred to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A-1 Preferred so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A-1 Preferred shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.  Notwithstanding anything set forth to the contrary herein, Redemption shall not occur at any time following (x) the termination of the License Agreement and this Section 3(c) shall be null and void immediately upon such termination, or (y) with respect to any shares of Series A -1 Preferred as to which the holder has elected to convert such shares pursuant to Section 3(a)(ii) above, the date of such election.

(ii)                                  From and after the date of the issuance of any shares of Series A-1 Preferred, dividends at the rate per annum equal to 5.00% of the Original Issue Price shall accrue on such shares of Series A-1 Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred) (the “Redemption Premium”).  Notwithstanding any other provision herein, the Redemption Premium, which shall be payable in cash, shall only be payable by the Corporation to the holders of record of such shares upon the Redemption in accordance with Section 3(c)(i) and shall not be payable at any time other than upon the Redemption.  The Redemption Premium shall accrue from day to day, whether or not declared, and shall be cumulative.  The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation without the requisite consent of the holders of a majority of the Series A-1 Preferred then outstanding.

(d)                                 Mechanics of Conversion.

(i)                                     With respect to Section 3(a)(i), the conversion of shares of Series A-1 Preferred shall take place upon the date of the occurrence of the Preferred Conversion Event and the payment of any accrued and unpaid Additional Dividend, whether or not the certificates representing such shares of Series A-1 Preferred shall have been surrendered or new certificates representing the shares of Common Stock into which such shares have been converted shall have been issued.  With respect to Section 3(a)(i), following the Preferred Conversion Event, the holders of shares so converted shall surrender the certificate or certificates therefor at the office of the Corporation or any transfer agent for the Series A-1 Preferred.  Upon such surrender, the Corporation shall issue and deliver to each holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder is entitled.  Any dividends or distributions, including any Additional Dividend, unpaid but accrued at the time of conversion with respect to a share of Series A-1 Preferred so converted shall be declared and payable as of the conversion date, ratably to the holders of the Common Stock issued upon such conversion.

(ii)                                  With respect to Section 3(a)(ii), in order for a holder of shares of Series A-1 Preferred to convert shares of Series A-1 Preferred into shares of Common Stock, such holder shall deliver a written notice to the Corporation that such holder elects to convert all or any number of the shares of the Series A-1 Preferred held by such holder (a “Notice of Conversion”).  Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  Such shares of Series A-1 Preferred shall be deemed to have been converted and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the date such Notice of Conversion shall have been received by the Corporation, whether or not the certificates representing such shares of Series A-1 Preferred shall have been surrendered or new certificates representing the shares of Common Stock into which such shares have been converted shall have been issued.  With respect to Section 3(a)(ii), following the Notice of Conversion, the holders of shares so converted shall surrender the certificate or certificates for such shares of Series A-1 Preferred at the office of the Corporation or any transfer agent for the shares of Series A-1 Preferred The Corporation will, as soon as practicable after the surrender of such certificates, issue and deliver at such office to such holder of shares of Series A-1 Preferred, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.  Any dividends or distributions, including any Additional Dividend, unpaid but accrued at the time of conversion with respect to a share of Series A-1 Preferred so converted shall be payable, when declared, ratably to the holders of the Common Stock issued upon such conversion.  In the event less than all of the shares of Series A-1 Preferred represented by a certificate are converted, a new certificate, instrument, or book entry representing the unconverted shares of Series A-1 Preferred shall promptly be issued to such holder.  Notwithstanding anything to the contrary contained in this Certificate, any holder of Series A-1 Preferred shares may deliver one or more subsequent Notices of Conversion after a Notice of Conversion that requires the holder to return the original certificate for Series A-1 Preferred to the Corporation despite the fact that the Corporation may not have physically re-issued a replacement certificate for the unconverted shares of Series A-1 Preferred.

(e)                                  Adjustment of Conversion Price.

(i)                                     Subdivision or Combination of Shares.  If the Corporation at any time subdivides or combines the outstanding Common Stock, the Conversion Price shall be decreased, in the case of a subdivision, or increased, in the case of a combination, in the same proportions as the Common Stock is subdivided or combined, effective automatically as of the date of the Corporation shall take a record of the holders of its Common Stock for the purpose of the subdivision or combination (or if no such record is taken, as of the effectiveness of the subdivision or combination).

(ii)                                  Stock Dividends.  If the Corporation at any time pays a dividend, or makes any other distribution, to holders of Common Stock payable in shares of Common Stock, or fixes a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, the Conversion Price in effect immediately prior to the close of business on the record date for such dividend or other distribution shall be decreased by multiplying it by a fraction:

(A)                               the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the close of business on the record date for such dividend or distribution, and

(B)                               the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution,

effective automatically as of the date the Corporation shall take a record of the holders of its Common Stock for the purpose of receiving such dividend or distribution (or if no such record is taken, as of the effectiveness of such dividend or distribution).

(iii)                               Reclassification, Consolidation or Merger.  If at any time, as a result of a Fundamental Transaction, the Common Stock issuable upon the conversion of Series A-1 Preferred shall be changed into or exchanged for the same or a different number of shares of any class or classes of stock of the Corporation or any other corporation, or other securities convertible into such shares, then, as a part of such reorganization, reclassification, merger or consolidation, appropriate adjustments shall be made in the terms of Series A-1 Preferred (or of any securities into which Series A-1 Preferred is changed or for which Series A-1 Preferred is exchanged), so that:

(y)                                 the holders of Series A-1 Preferred or of such substitute securities shall thereafter be entitled to receive, upon conversion of Series A-1 Preferred or of such substitute securities, the kind and amount of shares of stock, other securities, money and property which such holders would have received at the time of such capital reorganization, reclassification, merger, or consolidation, if such holders had converted their Series A-1 Preferred immediately prior to such capital reorganization, reclassification, merger, or consolidation, and

(z)                                  Series A-1 Preferred, or such substitute securities shall thereafter be adjusted on terms as nearly equivalent as may be practicable to the adjustments theretofore provided in this Section 3.

The provisions of this Section 3(e)(iii) shall similarly apply to successive capital reorganizations, reclassifications, mergers, and consolidations.

“Fundamental Transaction” means that the Corporation shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Corporation is the surviving corporation) another Person or Persons, if the holders of the Voting Stock (not including any shares of Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such consolidation or merger) immediately prior to such consolidation or merger shall hold or have the right to direct the voting of less than 50% of the Voting Stock or such voting securities of such other surviving Person immediately following such transaction, or (ii) sell, assign, transfer, convey or otherwise dispose of (including by exclusive license) all or substantially all of the properties or assets of the Corporation to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Stock or (vi) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

“Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Any successor entity in a Fundamental Transaction will assume all of the Corporation’s obligations under this Certificate of Designation.

(iv)                              Other Action Affecting Common.  If at any time the Corporation takes any action affecting its Common Stock, other than an action described in any of Sections 3(e)(i) through 3(e)(iii) or, which, in the opinion of the Board, would have an adverse effect upon the Conversion Price or the kind of securities issuable upon the conversion of Series A-1 Preferred, the Conversion Price for Series A-1 Preferred shall be adjusted in such manner and at such time as the Board may in good faith determine to be equitable in the circumstances.

(f)                                   Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of Series A-1 Preferred.  If a single holder shall surrender more than one share of Series A-1 Preferred for conversion at the same time, the number of full shares of Common Stock issuable by the Corporation upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A-1 Preferred so surrendered.  In lieu of any fractional shares to which a holder would otherwise be entitled on conversion, such holder will be entitled to an amount in cash equal to the product of such fraction multiplied by the fair market value of one share of the Common Stock on the date of conversion, as determined in good faith by the Board.

(g)                                  Full Consideration.  All shares of Common Stock which shall be issued upon the conversion of any shares of Series A-1 Preferred will, upon conversion, be fully paid and non-assessable.

(h)                                 Notice of Adjustments.  Whenever the Conversion Price or the kind of securities issuable upon the conversion of Series A-1 Preferred shall be adjusted pursuant to Section 3, the Corporation shall prepare a certificate signed by its President or a Vice President and by its Chief Financial Officer, Secretary or Assistant Secretary, setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Conversion Price and the kind of securities issuable upon the conversion of Series A-1 Preferred after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (by first class mail postage prepaid) to each holder of Series A-1 Preferred, promptly after each adjustment.

4.                                      Distributions of Assets.  If the Corporation shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each holder of Series A-1 Preferred will be entitled to such Distributions as if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Series A-1 Preferred) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions.

5.                                      Purchase Rights. If at any time the Corporation grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series A-1 Preferred will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series A-1 Preferred (without taking into account any limitations or restrictions on the convertibility of the Series A-1 Preferred) held by such holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(Signature Page Follows)

IN WITNESS WHEREOF, Immunomedics, Inc. has caused this Certificate to be duly executed in its name and on its behalf by its Vice President, Finance and Chief Financial Officer this 5th day of May, 2017.

By:	/s/ Michael R. Garone
Name:	Michael R. Garone
Title:	Vice President, Finance and Chief Financial Officer